U Power Limited

18/F, Building 3, Science and Technology Industrial Park

Yijiang District, Wuhu City, Anhui Province

People’s Republic of China, 241003

March 12, 2026

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Eranga Dias

Re:	U Power Limited
Withdrawal of Registration Statement on Form F-1
Initially Filed on March 10, 2026
File No. 333-294161

Dear Mr. Eranga Dias:

On March 12, 2026, U Power Limited (the “Company”) requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 5:00 p.m. ET on March 12, 2026, or as soon as thereafter as practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

U Power Limited

By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer, Director, Chairman of the Board of Directors